                                                                      EXHIBIT 61

                                                                      JOE LASALA


                                CONFIDENTIAL


                                   OLYMPUS



                               PROJECT MERCURY
                               BRIEFING REPORT
                                   5/3/97

                                 [UPR LOGO]


                         INTER-OFFICE CORRESPONDENCE


TO:             Jack Messman                            OFFICE:    FW

FROM:           Karl Nesselrode                         DATE:      5/3/97

SUBJECT:        Project Mercury

In preparation for your anticipated phone call with the Mercury CEO on May 5, the Mercury Project Team has developed this briefing package. An Executive Summary is on the next page.

The Mercury Project Team consists of:

        - UPR (Olympus, Law, Finance and Tax)
        - Smith Barney
        - Morgan, Lewis & Bocklus LLP
        - Skadden, Arps, Slate, Meagher & Flom LLP
        - Robinson, Lerer & Montgomery (communications consultant)

Sections Included:
-----------------

1       Recommended Deal Terms for the Initial Conversation

2 Overall Approach Strategy (with draft "bear hug" letter seeking for force negotiations without commencing a tender offer)

3       Strategic Rationale for a Merger

4       Biographical and Compensation Summary of Mercury CEO

5       Role Playing Scenarios: Initial discussions between CEOs

6       Key Questions That May Be Asked (with suggested answers)

7       Preliminary Credit Rating Analysis

8       Summary of Requirements for an Unfriendly Tender Offer

9       Summary of Media and Analyst Coverage - by Robinson Lerer & Montgomery

10      Mercury Project Team Contact List

There are a number of works in progress which will be completed by Friday May 9.
-------------------------------------------------------------------------------

-       5-Year Financial Projection for Combined Company
-       Detailed Credit Analysis
-       Impact of Announcement on UPR Stock Price
-       Detailed Timetable for Friendly and Unfriendly Deals




HIGHLY CONFIDENTIAL

EXECUTIVE SUMMARY
-----------------

The recommended approach is to persistently, and with progressive pressure tactics, convince their CEO to negotiate a friendly merger. A degree of patience is required, and although initiating a hostile tender offer may be necessary, there are several preliminary steps which should [sic] taken. Tab 2 contains an overview of the themes UPR should follow during negotiations and execution of this merger. Tab 3 summarizes the strategic rationale for the merger, which is the basis of UPR's proposal to Mercury.

May 5 Phone Call
----------------

The goal is to set up a face-to-face meeting to communicate UPR's proposal.

Initial Face-to-Face Meeting
----------------------------

The goal is to verbally communicate our proposal outlined in Tab 1 and get their CEO's reaction. There are a number of possible scenarios which could occur in this meeting ranging from complete acceptance to outright rejection. Four likely scenarios are outlined in Tab 5 and include the suggested responses. Prior to the initial meeting, Linda Robinson strongly recommends that some "role playing" exercises be considered as a way to prepare for the unexpected. She would volunteer to role play the Mercury CEO. Tab 6 reviews some questions which are likely to be asked either in the meeting or the phone call to set up the meeting, with the suggested responses.

Initial Proposal (Tab 1)
------------------------

We recommend going in offering a price in the "mid-$70s" ($75). At this time, we could justify a top-end price in the mid-$80s ($85). After reviewing a number of alternative deal structures, we recommend, for a friendly merger, a cash tender for 40% of the shares, with an option on an additional 11%, followed by a back-end merger using a stock-for-stock exchange for the remaining shares.

Credit Rating Summary
---------------------

A preliminary summary of the credit rating post-merger is shown in Tab 7. UPR will be able to maintain a BBB- to a BBB+ rating, depending on the cash component (40% to 51%) and the purchase price ($75 to $85). The debt/book cap ranges from 55% to 61% in these scenarios. If the Chevron stock is excluded from the credit analysis, then debt/book cap stays below 50% in all scenarios.

Pressure Tactics Before Initiating an Unfriendly Tender Offer
-------------------------------------------------------------

The non-public approaches to apply pressure to the Mercury board of directors and CEO include: (1) refusal to sign a standstill agreement, (2) informal contact with a director, (3) teddy bear hug letter as attached in Tab 2, (4) establishing a toe-hold position in stock which could lead to (5) an HSR filing.

The public approaches to apply pressure short of a tender offer include: (1) communication with major constituencies and (2) press release of teddy bear hug letter.

HIGHLY CONFIDENTIAL

Unfriendly Tender Offer
-----------------------

If UPR cannot make any progress on a confidential basis, then an unfriendly tender offer should be seriously considered. Because of the strong defenses Mercury has in place, a successful tender requires specific action by the board to (1) redeem or amend the shareholder rights plan, and (2) support the merger plan which removes the applicability of Section 203 of the Delaware General Corporation Law (requiring 85% control of outstanding shares). The board will only take this action voluntarily if sufficient pressure exists for them to do so in execution of their fiduciary obligations. Their ultimate weapon in defending their decision will be the Just Say No tactic, which has been used successfully in several recent cases.

The recommended approach for an unfriendly tender offer is a cash tender in the mid-$70s for 51% of the shares, followed by a back-end merger using a stock-for-stock exchange for the remaining shares. This approach will be the most successful at stimulating the tender of shares and attracting arbitrage players who can exert pressure. This approach also has the possibility of a tax-free structure for the stock-for-stock exchange of 49% of the shares.

The tender offer would be accompanied by litigation to remove the shareholder rights plan and to declare Delaware 203 unconstitutional. The likelihood of winning is nil, but the litigation applies pressure to Mercury, and provides defense against an unfriendly venue if UPR gets sued.

Timing Considerations for an Unfriendly Tender Offer
----------------------------------------------------

The consensus of the Mercury Project Team is that a decision to go hostile should be made and executed before November 1997, in order to have time to get the shares tendered prior to the April 1998 shareholder meeting. It is at that meeting that the first vote of shareholder could occur on any issue critical to the merger. A decision could be made earlier, subject to completion of the initial requirements outlined in Tab 8. We are a couple of weeks away from the earliest possible time for commencing an unfriendly tender offer.

The primary benefits of waiting until November are to (1) use the 4/98 shareholder meeting as an additional pressure tactic, (2) establish a solid track record of diligently pursuing this merger, which helps build the "last resort" image of the resulting tender offer, and (3) the possibility of spending less time and expense in the litigation and media tasks. The risks of waiting until November are (1) a positive movement in stock price which diminishes the perceived premium paid, the pressure on the board to act and the reaction of the market to the offer, and (2) the time that Mercury will have to prepare their reactions.

The Olympus team feels that there is considerable risk to waiting until November if a hostile tender is required to motivate Mercury's board. There is more likely good news than bad news for Mercury, and a rising stock price is ultimately their best defense. An early strike would somewhat preserve the perception of our large current premium. The existence of our offer would blur the market's perception of any subsequent increase in stock price, for which we would naturally take credit.

Market Reaction to Unfriendly Tender Offer
------------------------------------------

A detailed analysis is in progress by Smith Barney, and should be completed by May 7. Preliminary thinking is that the Mercury shareholders would react very positively. UPR stock will probably weaken somewhat in the short term, due to the magnitude of the deal and the market's uncertainty about the implications for UPR. We will need to do a thorough job of communicating the rationale and the specifics of the merger. Once the market understands and gets comfortable with the merger, UPR stock price should recover and appreciate.

HIGHLY CONFIDENTIAL

                                                             HIGHLY CONFIDENTIAL

COPIES TO:

Union Pacific Resources
-----------------------
Dick Eales
Joe LaSala
Sam Smith
Karl Nesselrode
Mike Auflick
Kerry Brittain
Mark Jones

Smith Barney
------------
Chad Weiss
Ralph Watts
Fred Pevow

Morgan, Lewis & Bocklus
-----------------------
Howard Shecter

Skadden, Arps, Slate, Meagher & Flom
------------------------------------
Paul Schnell

Robinson, Lerer & Montgomery
------------------------------
Linda Robinson
Don Nathan

                    [IVINS, PHILLIPS & BARKER LETTERHEAD]


                                 June 3, 1996


                               SIXTH SUPPLEMENT
                            TO REQUEST FOR RULING
                            DATED OCTOBER 17, 1995


BY MESSENGER DELIVERY

Ms. Susan Edlavitch
CC:DOM:CORP:1
Room 4408
Internal Revenue Service
1111 Constitution Avenue, NW
Washington DC 20224

Re:     Union Pacific Corporation
        Union Pacific Resources Group Inc.
        Sections 332, 351, 355 and 368(a)(1)(D)

Dear Ms. Edlavitch:

        This is the Sixth Supplement to the request for ruling (the "Request") filed on behalf of the taxpayers named above. The Request is dated october 17, 1995. First, Second, Third, Fourth and Fifth Supplements to the Request were filed on December 20, 1995, and April 30, May 6, May 9 and May 14, 1996, respectively. Additional information was provided by letters dated March 26, April 2, April 10, and April 11, 1996.

        Unless otherwise indicated, the defined terms used in the Request and in the earlier supplements are used herein. A revised Schedule of Defined Terms, reflecting the defined terms used in the Request and in all the supplements to date, is attached.

        The alphabetical sequence of exhibits, begun in the Request and continued in the earlier supplements, is continued herein. A Schedule of Exhibits is attached to the Request, and revised Schedules of Exhibits are attached to the First and Fourth



HIGHLY CONFIDENTIAL

Ms. Susan Edlavitch
June 3, 1996
Page 6



discussing acquisitions as elements of their businesses. Attached as Exhibit AA are several news articles (from Oil & Gas Interests Newsletter and Bloomberg's Business News), describing major corporate acquisitions in the oil and gas industry during January through April 1996. This information supplements the list of acquisitions contained in the Smith Barney Letter (Exhibit F). Although we have not attempted to tabulate the acquisitions described in Exhibit AA, it is apparent that many, if not most, of these acquisitions involve stock of the acquiring company.

        2.      Controlled's Need for Acquisitions

                Like other oil and gas companies, Controlled must complete large, strategic acquisitions, in order to maintain and increase its production levels. To understand this point, it is important to understand Controlled's recently completed long range planning process and the strategic conclusions derived therefrom.

                Controlled's Long Range Plan represents a detailed compilation of its most current forecasts for existing production and drill site inventory, combined with projections for the quantity and timing of acquisitions necessary to meet Controlled's publicly-stated objective for Controlled's production to grow by an average of 10% per year.(8) Controlled recently completed its Long Range Plan for 1997 through 2001.

                The foundation of the Long Range Plan consists of two essential components.

                The first component is Controlled's base forecast that production from its currently-producing properties will decline, until the properties reach their economic limit and are plugged and abandoned. This forecast is reviewed and updated at least quarterly and provides the basis for calculating the value of reserves, as reported in Controlled's public filings.

                The second component is a projection of how Controlled will use its discretionary cash flow and manpower resources to exploit its drill site inventory. A projection of the drill site inventory and how it will be exploited is maintained on an ongoing basis for each of Controlled's core areas. This drill site inventory includes both proven, undeveloped locations on Controlled's acreage position and a risk-weighted estimate of possible and probable locations which may exist on Controlled's acreage.

----------------

(8) Controlled's senior management has made public statements to more than 100 audiences (composed principally of investment bankers and analysts) as "road shows" leading to the IPO to the effect that Controlled intends substantial growth, and that acquisitions are part of the plan. Attached as Exhibit BB are
(1) three slides used in these road shows, showing a goal of 12% volume growth and (2) a presentation made to Distributing's Board of Directors in February 1994, regarding Amas, stating Controlled's goal of 10% growth per year. See also Controlled's 1995 Annual Report (Exhibit T) at page 7.

CONFIDENTIAL

Ms. Susan Edlavitch
June 3, 1996
Page 7

        The base Long Range Plan model (composed of these two components but before the consideration of acquisitions) reflects significant negative trends for Controlled. Over the past five years, Controlled's increased activity in the Austin Chalk and the successful infill drilling of its tight sand gas reservoirs in East Texas and the Rockies were largely responsible for Controlled's production growth.(9) Now, however, there is significant uncertainty as to how much further the Austin Chalk production can be economically extended, and the vast majority of Controlled's tight sand gas infill locations have been drilled. Consequently, management has concluded that Controlled cannot maintain its current levels of production from existing properties, and that acquisitions are necessary to do so.

        Specifically, the current Long Range Plan projects that, for 1997-2001, Controlled's production in the Austin Chalk will decline by an average of 12% per year, and its production from both East Texas and the Rockies will decline by an average of 2% per year. Due to the steep decline of the production curve, Austin Chalk reserves are projected to drop by an average of 34% per year, and East Texas reserves by an average of 12% per year during the same period. Controlled anticipates that drilling its remaining marginal prospects in the Rockies will help to keep the declines in the Rockies reserves to a minimum or zero level. Modest increases in reserves and production are projected for Controlled's smaller and less-exploited Plains/Canada and Gulf Coast core areas, but these increases will not come close to offsetting the declines in the Austin Chalk and East Texas. Quite simply, Controlled's current drill site inventory is not sufficient to keep Controlled's overall production and reserves from declining significantly in the near future.

        The strategic implication is quite obvious and compelling. Controlled must complete acquisitions, in order to offset the decline in its current reserve base and to provide additional drill sites for continued growth in production. (Controlled's management refers to the trend of steep declines in production from existing properties as the "valley of despair," and to the goal of 10% growth per year, in spite of such declines, as "walking up the down escalator.") For Controlled to maintain average production growth of 10% per year for 1997-2001, the Long Range Plan projects that Controlled will need to add, through acquisitions during this period, approximately 750 million barrels of oil equivalent ("MMBOE") or 4.5 trillion cubic feet equivalent ("TCFE") of gas reserves -- an amount substantially greater than Controlled's current proved reserves. Acquisitions of such an amount of reserves can be expected to cost a total of $3-4 billion.

        Controlled cannot meet this goal with small, cash-flow-funded tactical, acquisitions. Such acquisitions are already part of Controlled's ongoing strategy. Even assuming an average of $25 million per tactical acquisition (an amount far in excess


-----------------------------
(9) A map showing Controlled's core production areas is located in the inside front cover of the IPO prospectus (Exhibit A1).

Ms. Susan Edlavitch
June 3, 1996
Page 8


of the historical average for these acquisitions). Controlled would need to complete 120-160 such transactions in five years to meet its production goals. Controlled's historical average for tactical acquisitions (excluding Amax. a strategic acquisition) is fewer than 10 per year and less than $100 million per year invested. Moreover, Controlled's recent experience shows that existing drill sites cannot be acquired at reasonable prices. Recently, for example. Controlled bid on two packages of properties owned by one seller in Wyoming. Based on its analysis, Controlled bid a total of $34.9 million. The winning bids, however, totaled $87 million, even though there appears to have been no appreciable difference between Controlled's reserve estimates and those of the winning bidders.

        Thus, Controlled is faced with a difficult combination of fundamental business conditions -- a declining reserve base, a strategic objective to increase production by 10% per year and a recognition that it is impractical to make enough tactical acquisitions at reasonable prices. If Controlled is to increase its drill site inventory and meet its goals for growth, it must make large, strategic acquisitions. Specifically management has concluded that Controlled needs to complete at least one such acquisition by the end of 1997 and two or more by the end of 2001.

        3.  Controlled's Current Acquisition Plans

            After the IPO in October 1995. Controlled intensified its preparations for future acquisitions. In addition to setting a $100 million goal for tactical acquisitions in 1996. Controlled formed two other acquisition teams:

            a. The New Opportunity Team focuses on properties outside
               Controlled's existing core areas where Controlled can use its petrotechnical strengths (such as in horizontal drilling, hydraulic fracturing and 3D seismic techniques) to establish new core areas. (These acquisitions are expected to be relatively small and generally are not the type of acquisiton that would involve stock as acquisition currency.)

            b. Project Olympus (previously called "NEBO" or "NEXBO," for the
               "next big one") focuses on large (more than $500 million) strategic transactions.

            Project Olympus has absorbed a great deal of management time and energy and continues to be a high priority item. Attached as Exhibit CC are memoranda, items of correspondence, meeting agendas, etc., documenting the work of Project Olympus and its predecessor working groups. As this material shows. Controlled management has devoted considerable resources to analyzing the prospects for both domestic acquisitions and international acquisitions (principally in Canada), but the primary concentration has been on the domestic side. Also included in Exhibit CC is a spreadsheet showing a "long list" of acquisition prospects for Project Olympus

                                                                 PROJECT MERCURY
--------------------------------------------------------------------------------



PROJECT MERCURY

STRATEGY AND PRELIMINARY VALUATION DISCUSSION



MARCH 18, 1997


HIGHLY CONFIDENTIAL                                          [SMITH BARNEY LOGO]

                                                                 PROJECT MERCURY
--------------------------------------------------------------------------------
MERCURY [i.e. Pennzoil] PRICE PERFORMANCE


LTM COMPARATIVE PRICE PERFORMANCE: 3/15/96 THROUGH 3/5/97

                                   [GRAPH]


MERCURY [i.e. Pennzoil] HAS SIGNIFICANTLY OUTPERFORMED BOTH THE SMALL INTERGRATEDS AND THE LARGE CAP INDEPENDENT EXPLORATION AND PRODUCTION COMPANIES DURING 1996.


3 YEAR MERCURY [i.e. Pennzoil] PRICE PERFORMANCE: 3/14/96 THROUGH 3/10/97

                                   [GRAPH]


MERCURY'S [i.e. Pennzoil] STRONG PERFORMANCE IN 1996 MARKS A TURNAROUND FROM THE COMPANY'S HISTORY OF LAGGING THE MARKET.

SINCE OUR LAST MEETING AT THE END OF JANUARY, THE E&P COMP INDEX HAS DECLINED IN VALUE BY 13%.

                                                             [SMITH BARNEY LOGO]

                                                                 PROJECT MERCURY
--------------------------------------------------------------------------------
LAST TWELVE MONTH'S EXCHANGE RATIO

                                   [GRAPH]

OVER THE LAST TWELVE MONTHS MERCURY'S [i.e. Pennzoil] VALUE HAS APPRECIATED CONSIDERABLY COMPARED TO UNICORN'S [i.e. UPR].

OVER THE LAST MONTH, UNICORN'S [i.e. UPR] COMPARATIVE VALUE HAS INCREASED OVER 20%.


HIGHLY CONFIDENTIAL                                          [SMITH BARNEY LOGO]